      CENTURY CASINOS, INC.

455 E. Pikes Peak Ave., Suite 210

Colorado Springs, Colorado 80903

July 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Stacie Gorman

Re:Century Casinos, Inc.
Withdrawal of Acceleration Request--Registration Statement on Form S-3
File No. 333-239723

Dear Ms. Gorman:

Reference is made to our letter, filed as correspondence via EDGAR on July 16, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, July 20, 2020, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective on this date and time, and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance. If you should have any questions, please contact Douglas R. Wright of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at (303) 607-3671.

Very truly yours,

Century Casinos, Inc.

By:  /s/ Margaret Stapleton

Name:Margaret Stapleton

Title:Chief Financial Officer